UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 16, 2023

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT (SEE "OFFER AND DISTRIBUTION RESTRICTIONS" BELOW)
Credit Suisse International Announces Tender Offers for Certain Notes

March 15, 2023.  Credit Suisse International (the Offeror) announced today invitations to Holders of the outstanding securities described in the table below to tender such securities for purchase by the Offeror for cash for aggregate total consideration, excluding the Accrued Coupon Payment, of up to U.S.$2,500,000,000  (the Maximum Purchase Consideration), subject to increase or waiver of the Maximum Purchase Consideration as described in the Offer to Purchase, (each such invitation an Offer and together, the Offers).

This announcement does not contain the full terms and conditions of the Offers which are contained in the offer to purchase dated March 15, 2023 (the Offer to Purchase) prepared by the Offeror, and are subject to the offer restrictions set out below and as more fully described in the Offer to Purchase.  Holders of the outstanding debt securities listed in the table below (together the Notes and each of the listed series of the Notes a series) issued by Credit Suisse AG, acting through its New York Branch, are advised to read carefully the Offer to Purchase, copies of which are (subject to distribution restrictions) available from the Dealer Manager and the Information and Tender Agent as set out below.  Capitalised terms used in this announcement but not defined have the meanings given to them in the Offer to Purchase.

Details of the Offers

Acceptance Priority Level(1)	Title of Security	CUSIP / ISIN Number	Maturity Date	Principal Amount Outstanding (millions)	Fixed Price(2)
1	1.000% Notes due 2023	22550L2D2 / US22550L2D25	May 05, 2023	$1,917	$980.00
2	0.520% Notes due 2023	22550L2F7 / US22550L2F72	August 09, 2023	$1,232	$970.00
3	Floating Rate Notes due 2023	22550UAD3 / US22550UAD37	August 09, 2023	$591	$950.00
4	0.495% Notes due 2024	22550L2E0 / US22550L2E08	February 02, 2024	$923	$900.00
5	Floating Rate Notes due 2024	22550UAB7 / US22550UAB70	February 02, 2024	$946	$950.00
6	4.750% Notes due 2024	22550L2J9 / US22550L2J94	August 09, 2024	$1,121	$950.00
7	3.625% Notes due 2024	22546QAP2 / US22546QAP28	September 09, 2024	$2,882	$925.00
8	3.700% Notes due 2025	22550L2H3 / US22550L2H39	February 21, 2025	$1,991	$925.00
9	Floating Rate Notes due 2025	22550UAF8 / US22550UAF84	February 21, 2025	$333	$900.00
10	2.950% Notes due 2025	22550L2C4 / US22550L2C42	April 09, 2025	$1,266	$900.00

(1)
Subject to the satisfaction or waiver of the conditions of the Offers described in the Offer to Purchase, if the Maximum Purchase Consideration Condition (as defined in the Offer to Purchase) is not satisfied with respect to every series of Notes, we will accept Notes for purchase in the order of their respective Acceptance Priority Level specified in the table above (each, an “Acceptance Priority Level,” with 1 being the highest Acceptance Priority Level and 10 being the lowest Acceptance Priority Level); provided, however, the Offeror may (x) waive the Maximum Purchase Consideration Condition with respect to one or more Offers and accept all Notes of the series sought in such Offer, and of any series of Notes sought in Offers with a higher Acceptance Priority Level, validly tendered and not validly withdrawn; or (y) skip any Offer for Notes that would have caused the Maximum Purchase Consideration to be exceeded and purchase all Notes of the next sequential series with a lower Acceptance Priority Level that we are able to accept without exceeding the Maximum Purchase Consideration Condition.  It is possible that a series of Notes with a particular Acceptance Priority Level will not be accepted for purchase even if one or more series with a higher or lower Acceptance Priority Level are accepted for purchase.  If a given series of Notes is accepted for purchase pursuant to the Offers, all Notes of that series that are validly tendered will be accepted for purchase.  No series of Notes will be subject to proration pursuant to the Offers.

(2)
The Total Consideration for each series of Notes (such consideration, the “Total Consideration”) payable per each $1,000 principal amount of such series of Notes validly tendered for purchase will be the fixed price specified in the table above (the “Fixed Price”) for such series of Notes.  The Total Consideration does not include the applicable Accrued Coupon Payment, which will be payable in cash in addition to the applicable Total Consideration.

Rationale for the Offers
The Offers are consistent with the Credit Suisse Group AG’s proactive approach to managing overall liability composition and optimising interest expense and allow us to take advantage of current trading levels to repurchase debt at attractive prices.

The Offeror and Credit Suisse AG expect to retire and cancel any Notes tendered and purchased pursuant to the Offers.

Total Consideration for the Offers

Total Consideration for the Offers

In respect of any Notes (i) validly tendered at or prior to the Expiration Date and not validly withdrawn at or prior to the Withdrawal Date, or (ii) validly tendered after the Expiration Date and at or prior to the Guaranteed Delivery Date pursuant to the Guaranteed Delivery Procedures and accepted for purchase by the Offeror, the Offeror will pay a cash purchase price per U.S.$1,000, in principal amount equal to the Total Consideration for the relevant series.  The Total Consideration for each series will be the Fixed Price specified in the table above for such series of Notes.

Accrued Interest

In addition to the applicable Total Consideration, Holders whose Notes are accepted for purchase will receive a cash payment equal to the accrued and unpaid interest on such Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the Initial Settlement Date (the Accrued Interest, and the payment thereof, the Accrued Coupon Payment).

Settlement of the Offers

The Total Consideration and Accrued Coupon Payment for Notes of the relevant series validly tendered pursuant to an Offer at or prior to the Expiration Date, and accepted for purchase, will be paid to Holders on the applicable Settlement Date.  The Initial Settlement Date with respect to an Offer (other than tenders pursuant to the Guaranteed Delivery Procedures) will be promptly following the Expiration Date and is expected to be March 24, 2023, which is the second business day after the Expiration Date.

The Total Consideration and Accrued Coupon Payment for Notes validly tendered after the Expiration Date and at or prior to the Guaranteed Delivery Date pursuant to the Guaranteed Delivery Procedures, and accepted for purchase, will be paid to Holders on the applicable Settlement Date.  The Guaranteed Delivery Settlement Date with respect to an Offer will be promptly following the Guaranteed Delivery Date and is expected to be March 28, 2023, which is the second business day after the Guaranteed Delivery Date.

Total Purchase Funds Available and Priority of Acceptance

The Offeror proposes to accept for purchase pursuant to the Offers an aggregate principal amount of Notes such that the total amount payable by the Offeror for all of the Notes accepted for purchase pursuant to the Offers (excluding all Accrued Coupon Payments payable in respect of such Notes) is no greater than U.S.$2,500,000,000, subject to increase or waiver by the Offeror as described in the Offer to Purchase (such amount, as the same may be increased or waived, the Maximum Purchase Consideration).

Accordingly on each Settlement Date, subject to the terms and conditions of the Offers, the Offeror will accept for purchase Notes validly tendered in the Offers in the order of the related Acceptance Priority Level set out in the table above (each an Acceptance Priority Level), beginning with the lowest numerical value, and all Notes validly tendered for purchase having a higher Acceptance Priority Level (being a lower numerical value) will be accepted for purchase before any Notes having a lower Acceptance Priority Level (being a higher numerical value), so long as (1) the Total Consideration, excluding the Accrued Coupon Payment, for all validly tendered and not validly withdrawn Notes of such series, plus (2) the Total Consideration, excluding the Accrued Coupon Payment, for all validly tendered and not validly withdrawn Notes of all series having a higher Acceptance Priority Level than such series of Notes is equal to, or less than, the Maximum Purchase Consideration; provided, however, the Offeror may: (x) waive the Maximum Purchase Consideration Condition (as defined in the Offer to Purchase) with respect to one or more Offers and accept all Notes of the series sought in such Offer, and of any series of Notes sought in Offers with a higher Acceptance Priority Level, validly tendered and not validly withdrawn; or (y) skip any Offer for Notes that would have caused the Maximum Purchase Consideration to be exceeded and purchase all Notes of the next sequential series with a lower Acceptance Priority Level that the Offeror is able to accept without exceeding the Maximum Purchase Consideration Condition.  It is possible that a series of Notes with a particular Acceptance Priority Level will not be accepted for purchase even if one or more series with a higher or lower Acceptance Priority Level are accepted for purchase.

If a given series of Notes is accepted for purchase pursuant to the Offers, all Notes of that series that are validly tendered will be accepted for purchase.  No series of Notes will be subject to proration pursuant to the Offers.

Tender Instructions

In order to participate in an Offer, and be eligible to receive the relevant Total Consideration and Accrued Coupon Payment pursuant to the relevant Offer, Holders must validly tender their Notes by delivering, or arranging to have delivered on their behalf (i) a valid Tender Instruction that is received by the Information and Tender Agent by the Expiration Deadline or (ii) a valid Notice of Guaranteed Delivery and all other required documentation to the Information and Tender Agent by the Guaranteed Delivery Date.

Notes tendered in an Offer may be validly withdrawn at any time from the time of their submission until 5:00 p.m.  (New York City time) on March 22, 2023 (such time and date with respect to each series, as the same may be extended, the Withdrawal Date).  Notes tendered after the applicable Withdrawal Date may not be withdrawn, except in limited circumstances described in the Offer to Purchase.  Notes of a given series must be tendered only in respect of a minimum principal amount of Notes of the relevant series of no less than the minimum authorized denomination for such series, as set out in the table below, and may thereafter be submitted in integral multiples of the relevant amount set out in the Offer to Purchase.

CUSIP / ISIN Number	Title of Security	Minimum Authorized Denominations	Integral Multiples
22550L2D2 / US22550L2D25	1.000% Notes due 2023	$250,000	$1,000
22550L2F7 / US22550L2F72	0.520% Notes due 2023	$250,000	$1,000
22550UAD3 / US22550UAD37	Floating Rate Notes due 2023	$250,000	$1,000
22550L2E0 / US22550L2E08	0.495% Notes due 2024	$250,000	$1,000
22550UAB7 / US22550UAB70	Floating Rate Notes due 2024	$250,000	$1,000
22550L2J9 / US22550L2J94	4.750% Notes due 2024	$250,000	$1,000
22546QAP2 / US22546QAP28	3.625% Notes due 2024	$250,000	$1,000
22550L2H3 / US22550L2H39	3.700% Notes due 2025	$250,000	$1,000
22550UAF8 / US22550UAF84	Floating Rate Notes due 2025	$250,000	$1,000
22550L2C4 / US22550L2C42	2.950% Notes due 2025	$250,000	$1,000

Recent Developments

The Offeror has launched, contemporaneously with the launch of the Offers, invitations to holders of certain series of euro-denominated debt securities to tender such securities for purchase by the Offeror for cash (the Euro Offers).  The Euro Offers are (i) not open to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands) and such persons are not eligible to participate in or tender any securities pursuant to the Euro Offers.  The Euro Offers are described in a separate offer document, and are not the subject of, and shall not be deemed to be offered by, the Offer to Purchase

Indicative Timetable for the Offers

Events	Times and Dates (All times are New York City time)
Commencement of the Offers	March 15, 2023.
Withdrawal Date	5:00 p.m. on March 22, 2023
Expiration Date	5:00 p.m. on March 22, 2023
Initial Settlement Date	March 24, 2023
Guaranteed Delivery Date	5:00 p.m. on the second business day after the Expiration Date, expected to be March 24, 2023
Guaranteed Delivery Settlement Date	the second business day after the Guaranteed Delivery Date, expected to be March 28, 2023

The above times and dates are subject to the right of the Offeror to extend, re-open, amend and/or terminate the Offers (subject to applicable law and as provided in the Offer to Purchase) as described in Offer to Purchase.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would need to receive instructions from a Holder in order for that Holder to be able to participate in, or (in the circumstances in which withdrawal is permitted) withdraw their instruction to participate in, an Offer before the deadlines set out above.  The deadlines set by any such intermediary and DTC for the submission and withdrawal of Tender Instructions may be earlier than the relevant deadlines set out above and in the Offer to Purchase.

Unless stated otherwise, the Offeror may choose to make announcements in connection with the Offers in any reasonable manner (including on the relevant Reuters Insider Screen), but it will have no obligation to make announcements in any particular manner other than by issuing a press release to a Notifying News Service.  Copies of all such announcements, press releases and notices can also be obtained from the Information and Tender Agent, the contact details for which are below.  Significant delays may be experienced where notices are delivered to DTC and Holders are urged to contact the Information and Tender Agent for the relevant announcements during the course of the Offers.  In addition, Holders may contact the Dealer Manager for information using the contact details below.

Holders are advised to read carefully the Offer to Purchase for full details of, and information on the procedures for participating in, any Offer.

Credit Suisse Securities (USA) LLC is acting as Dealer Manager and D.F. King & Co. Inc. is acting as Information and Tender Agent.

Questions and requests for assistance in connection with the Offers may be directed to the Dealer Manager:

The Dealer Manager
Credit Suisse Securities (USA) LLC
Eleven Madison Avenue, 4th Floor
New York, New York 10010
United States

Telephone:
Within the United States:
(800) 820-1653 (U.S.  toll free)
(212) 538-2147 (Collect)
Outside the United States:
+44 20 7883 8763
Attention: Liability Management Group
Email: americas.lm@credit-suisse.com

Questions and requests for assistance in connection with the delivery of Tender Instructions may be directed to the Information and Tender Agent. Copies of the Offer to Purchase and the Notice of Guaranteed Delivery are available for Holders at the following web address: www.dfking.com/cs.

The Information and Tender Agent

D.F.  King & Co.  Inc.
48 Wall Street
New York, NY 10005
United States

Banks and Brokers (Collect):
+1 (212) 269 5550
All others (U.S.  toll free):
+1 (800) 714 3311
Attention: Michael Horthman
Email: cs@dfking.com

DISCLAIMER This announcement must be read in conjunction with the Offer to Purchase.  The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to any Offer.  If any Holder is in any doubt as to the action it should take, it is recommended to seek its own financial advice, including in respect of any tax consequences, from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser.  Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Offers.  None of the Offeror, the Dealer Manager, the Information and Tender Agent or the Issuer makes any recommendation as to whether Holders should tender Notes pursuant to the Offers.

OFFER AND DISTRIBUTION RESTRICTIONS

The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement and/or the Offer to Purchase comes are required by each of the Offeror, the Dealer Manager, the Issuer and the Information and Tender Agent to inform themselves about and to observe any such restrictions.  Neither this announcement nor the Offer to Purchase constitutes an offer to buy or a solicitation of an offer to sell Notes (and tenders of Notes in any Offer will not be accepted from Holders) in any circumstances in which such offer or solicitation is unlawful.  In any jurisdiction where the securities, blue sky or other laws require an Offer to be made by a licensed broker or dealer and any of the Offeror's affiliates is such a licensed broker or dealer in such jurisdiction,  such  Offer  shall  be  deemed  to  be  made  by  such  affiliate  on  behalf  of  the  Offeror  in  such jurisdiction.

Italy.  None of the Offers, this announcement, the Offer to Purchase or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.  The Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No.  58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No.  11971 of May 14, 1999, as amended.  Holders or beneficial owners of the Notes that are a resident of and/or located in Italy can tender the Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No.  20307 of February 15, 2018, as amended, and Legislative Decree No.  385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority.  Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.

United Kingdom.  This announcement and the Offer to Purchase have been issued by Credit Suisse International (the “Offeror”) of One Cabot Square, London E14 4QJ, United Kingdom, which is authorised and regulated by the Financial Conduct Authority (the “FCA”) of 12 Endeavour Square, London E20 1JN, United Kingdom.  This announcement and the Offer to Purchase are being distributed only to existing holders of the Notes, and is only addressed to such existing Holders in the United Kingdom where they would (if they were clients of the Offeror) be per se professional clients or per se eligible counterparties of the Offeror within the meaning of the FCA rules.  Neither this announcement nor the Offer to Purchase are addressed to or directed at any persons who would be retail clients within the meaning of the FCA rules and any such persons should not act or rely on it.  Recipients of this announcement and the Offer to Purchase should note that the Offeror is acting on its own account in relation to the Offers and will not be responsible to any other person for providing the protections which would be afforded to clients of the Offeror or for providing advice in relation to the Offers.  In addition, the communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offers have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000.  Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and the communication of such documents and/or materials as a financial promotion is only being made to (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (iii) persons falling within Article 43(2) of the Financial Promotion Order, or (iv) other persons to whom it may lawfully be communicated.

France.  The Offers are not being made, directly or indirectly, to the public in the Republic of France (“France”).  This announcement, the Offer to Purchase and any other document or material relating to the Offers have only been and shall only be distributed in France to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129.  Neither this announcement nor the Offer to Purchase have been or will be submitted for clearance to or approved by the Autorité des Marchés Financiers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: March 16, 2023		Vice President